EXHIBIT 99.7

Press Release

ESG Factors: Total once again selected in 2020

in the Dow Jones Sustainability Indices

Paris, 30 November 2020 – S&P Dow Jones Indices has announced, on 13 November 2020, the 2020 results for the Dow Jones Sustainability Indices (DJSI) which assess companies on ESG (Environment – Social - Governance) criteria.

Total was once again selected as a member of the DJSI World and DJSI Europe indices:

•

Total has continuously been a member of the DJSI World index since 2004 (hence for the 17th consecutive year now). In 2020, in the Oil & Gas Upstream & Integrated sector, only 7 companies out of an initial universe of 59 companies have been selected. Total is the only major in this index.

•

Total has been continuously included in the regional DJSI Europe index since 2005 (except in 2015). In 2020, in the Oil & Gas Upstream & Integrated sector, only 2 companies out of an initial universe of 10 companies have been selected.

These indices and further details are available on the dedicated S&P Global website: www.spglobal.com/esg/csa

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.